Philips Annual General Meeting of Shareholders approves re-appointment of board members and 2010 dividend

March 25, 2010

Amsterdam, The Netherlands – Royal Philips Electronics (NYSE:PHG, AEX:PHI) announced that today’s Annual General Meeting of Shareholders (AGM) has approved the reappointments, for another four year period, of Gottfried Dutiné, Rudy Provoost, Andrea Ragnetti and Steve Rusckowski as members of the Philips Board of Management, effective April 1, 2010.

The AGM also approved Philips’ proposal to maintain the 2009 annual dividend payment, to be paid in 2010, at EUR 0.70 per share, on par with the distribution level of the previous year. This year, the dividend will be paid in cash or shares, at the option of the shareholder. More information about the optional dividend can be found on Philips’ website. All other proposals made to shareholders at the AGM were also accepted.

For more information about Philips’ 2010 AGM, please visit this site. Additional information on the composition of the Board of Management and on Philips’ 2009 results, which were first presented January 25, 2010, is included in Philips’ 2009 Annual Report that was published on February 22, 2010. The 2009 Annual Report and Sustainability report is available to shareholders and other interested parties via this internet link: www.philips.com/annualreport2009.

For more information, please contact:
Arent Jan Hesselink
Philips Corporate Communications
Tel: +31 20 59 77415
Email: arentjan.hesselink@philips.com

About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a diversified Health and Well-being company, focused on improving people’s lives through timely innovations. As a world leader in healthcare, lifestyle and lighting, Philips integrates technologies and design into people-centric solutions, based on fundamental customer insights and the brand promise of “sense and simplicity”. Headquartered in the Netherlands, Philips employs approximately 116,000 employees in more than 60 countries worldwide. With sales of EUR 23 billion in 2009, the company is a market leader in cardiac care, acute care and home healthcare, energy efficient lighting solutions and new lighting applications, as well as lifestyle products for personal well-being and pleasure with strong leadership positions in flat TV, male shaving and grooming, portable entertainment and oral healthcare. News from Philips is located at www.philips.com/newscenter.

Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.